                                                                    EXHIBIT 99.7

                                                                  [INFOSYS LOGO]

QUARTERLY RESULTS ANALYSIS - FIRST QUARTER 2003 - 2004

                          REVENUE BY GEOGRAPHICAL AREA

------------------------------------------------------------------------------------------------------------------------
                                                                       THIS QUARTER          LTM                LTM
                               THIS QUARTER          LAST QUARTER        LAST FY        JUNE 30, 2003      JUNE 30, 2002
------------------------------------------------------------------------------------------------------------------------
                                    %                     %                 %                 %                  %
------------------------------------------------------------------------------------------------------------------------
North America                      74.7                 71.7              72.3               73.6               71.3

Europe                             17.4                 18.7              19.3               17.3               19.3

India                               2.1                  2.8               1.8                2.2                1.8

Rest of the world                   5.8                  6.8               6.6                6.9                7.6

TOTAL                             100.0                100.0             100.0              100.0              100.0
------------------------------------------------------------------------------------------------------------------------

                          REVENUE BY SERVICE OFFERING

------------------------------------------------------------------------------------------------------------------------
                                                                     THIS QUARTER            LTM                LTM
                               THIS QUARTER        LAST QUARTER        LAST FY          JUNE 30, 2003      JUNE 30, 2002
------------------------------------------------------------------------------------------------------------------------
                                   %                    %                 %                   %                  %
------------------------------------------------------------------------------------------------------------------------
Development                       27.8                 31.2              33.3                30.6               32.1

Maintenance                       26.9                 26.3              30.4                27.4               29.5

Re-engineering                     6.7                  5.4               5.5                 5.8                8.5

Package
implementation                    13.5                 14.1               8.1                12.2                9.6

Consulting                         4.4                  3.9               4.2                 4.3                4.0

Testing                            4.4                  3.7               3.4                 3.7                3.0

Engineering services               2.6                  2.4               3.0                 2.5                2.8

Other services                    10.1                  8.2               8.3                 9.0                6.4

TOTAL SERVICES                    96.4                 95.2              96.2                95.5               95.9

Products                           3.6                  4.8               3.8                 4.5                4.1

TOTAL REVENUES                   100.0                100.0             100.0               100.0              100.0
------------------------------------------------------------------------------------------------------------------------

                             REVENUE BY PROJECT AREA

------------------------------------------------------------------------------------------------------------------------
                                                                     THIS QUARTER            LTM                LTM
                               THIS QUARTER         LAST QUARTER        LAST FY         JUNE 30, 2003      JUNE 30, 2002
------------------------------------------------------------------------------------------------------------------------
                                   %                    %                 %                   %                  %
------------------------------------------------------------------------------------------------------------------------
Fixed Price                       35.9                  37.2             35.5               36.7                33.7

Time & Materials                  64.1                  62.8             64.5               63.3                66.3

TOTAL                            100.0                 100.0            100.0              100.0               100.0
------------------------------------------------------------------------------------------------------------------------

"This quarter" refers to the quarter ended June 30,2003

"Last quarter" refers to the quarter ended March 31, 2003

"This quarter last FY" refers to the quarter ended June 30, 2002

LTM - Last Twelve Months

                                                                  [INFOSYS LOGO]

                            REVENUE BY INDUSTRY CLASS

--------------------------------------------------------------------------------------------------------------------
                                                                   THIS QUARTER           LTM               LTM
                            THIS QUARTER       LAST QUARTER           LAST FY        JUNE 30, 2003     JUNE 30, 2002
--------------------------------------------------------------------------------------------------------------------
                                 %                   %                   %                 %                 %
--------------------------------------------------------------------------------------------------------------------
Insurance banking&
financial services              37.4                37.0                36.9              37.7             36.7

 Insurance                      13.9                12.2                15.7              13.9             16.1

 Banking &
 financial services             23.5                24.8                21.2              23.8             20.6

Manufacturing                   15.6                15.1                16.4              16.2             16.7

Retail                          11.6                11.1                11.6              11.4             12.4

Telecom                         14.6                16.3                15.2              15.0             15.3

Energy & Utilities               3.5                 3.5                 2.4               3.2              2.1

Transportation &
logistics                        7.1                 7.3                 6.7               6.9              3.9

Others                          10.2                 9.7                10.8               9.6             12.9

TOTAL                          100.0               100.0               100.0             100.0            100.0
--------------------------------------------------------------------------------------------------------------------

                              CLIENT CONCENTRATION

----------------------------------------------------------------------
                                                   THIS         LAST
                                                 QUARTER       QUARTER
----------------------------------------------------------------------
                                                     %             %
----------------------------------------------------------------------
Active Clients                                      346           345
Added during quarter                                 22            28
% revenue - top client                              5.7           6.1
% revenue top-5 clients                            23.7          24.2
% revenue top-10 clients                           36.7          37.0
Clients accounting for >5% of revenue                 2             2
----------------------------------------------------------------------

"This quarter" refers to the quarter ended June 30,2003

"Last quarter" refers to the quarter ended March 31, 2003

"This quarter last FY" refers to the quarter ended June 30, 2002

LTM - Last Twelve Months